SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

**Pursuant to Section 15(d) of the
Securities Exchange Act of 1934**

For the Year Ended December 31, 2013

Commission file number 1-32575

**SHELL PROVIDENT FUND
P.O. Box 1438
Houston, Texas 77251-1438**

**ROYAL DUTCH SHELL plc
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands**

Page

Index to Financial Statements

Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: ______________________

James C. Smith
Plan Administrator

Date: June 18, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Shell Provident Fund:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Shell Provident Fund (the "Plan") at December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 18, 2014

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

Shell Provident Fund
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:		
Investments at fair value:		
Short-term investments	$ 1,420,272,872	$ 1,490,329,483
Common stock/ADRs	872,820,313	930,081,374
Common/collective funds	3,335,489,382	2,676,238,447
Registered investment company funds	4,179,408,498	3,576,352,571
Self-directed brokerage accounts	236,695,487	186,270,710
Total investments at fair value	10,044,686,552	8,859,272,585
Receivables:		
Interest and other receivables	59,100,909	24,725,016
Notes receivable from participants	148,829,928	141,873,523
Total receivables	207,930,837	166,598,539
Total assets	10,252,617,389	9,025,871,124
Liabilities:		
Accounts payable	30,257,784	4,888,457
Total liabilities	30,257,784	4,888,457
Net assets available for benefits	$ 10,222,359,605	$ 9,020,982,667

The accompanying notes are an integral part of these financial statements.

Shell Provident Fund
Statement of Changes in Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Additions:		
Investment income		
Dividends and interest	$ 258,454,767	$ 167,714,823
Net appreciation/(depreciation) in fair value of investments		
Common stock/ADRs	39,251,796	(47,670,728)
Common/collective funds	523,959,484	296,605,604
Registered investment company funds	538,580,901	326,656,892
Self-directed brokerage accounts	19,878,077	9,893,459
	1,380,125,025	753,200,050
Interest income on notes receivables from participants	4,667,380	4,661,673
Contributions		
Participant	235,847,126	220,769,645
Employer	204,892,012	173,296,904
Rollover/other	43,211,345	35,220,200
	483,950,483	429,286,749
Total additions	1,868,742,888	1,187,148,472
Deductions:		
Participant distributions and withdrawals	663,167,031	661,588,919
Administrative expenses	4,198,919	3,920,635
Total deductions	667,365,950	665,509,554
Net increase	1,201,376,938	521,638,918
Transfers from the East Resources Retirement Savings Plan	-	3,442,436
Net assets available for benefits:		
Beginning of year	9,020,982,667	8,495,901,313
End of year	$ 10,222,359,605	$ 9,020,982,667

The accompanying notes are an integral part of these financial statements.

1. Plan Description

General

The Shell Provident Fund ("the Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument (the Regulations) and Trust Agreement, which govern the Plan.

Eligibility

Employees of Shell Oil Company and certain affiliated companies ("Contributing Companies") may elect to contribute up to 50% of their eligible compensation on a pre-tax basis and up to 25% on an after-tax basis to the Plan, subject to federal tax limitations for all contributions. All new employees or rehired employees who do not elect otherwise are automatically enrolled to contribute 3% of their base pay on a pre-tax basis. The Contributing Companies make contributions to each participant's account based on their base and variable pay after completion of the period of service shown in the following table:

1 year accredited service	2.5%
6 years accredited service	5.0%
9 years accredited service	10.0%

Each participant's account is credited with the participant's and company contributions along with investment returns based on each participant's investment direction. Participants may direct the investment of their account balances into various investment options including short-term investments, a company stock fund, common/collective funds, registered investment company funds (mutual funds), and a self-directed brokerage account ("BrokerageLink"). For participants who do not select an investment election, contributions, as well as rollovers to the Plan, loan repayments, and restored forfeitures are credited to a BlackRock LifePath Fund (default fund) based on their date of birth.

Investment managers of the investment options invest funds at their discretion, as governed by the regulations, investment manager agreements and prospectuses. The BrokerageLink account provides participants access to zero coupon, mortgage-backed, corporate, and government bonds, US Treasuries, certificates of deposit, equities, and various mutual funds. Investments in the Plan are valued at the end of each business day.

On November 30, 2012, the East Resources Retirement Savings Plan merged into the Shell Provident Fund. In connection with the merger, there was an asset transfer of $3,442,436 into the Shell Provident Fund.

Vesting and Withdrawals

Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70-1/2. Active employees age 59-1/2 or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of company contributions. Active employees may withdraw their own after-tax contributions without any time or limit restriction.

A variable payment option, which provides unlimited monthly, quarterly, semi-annual or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

Employees may elect to roll over an account from another qualified retirement plan into the Plan if certain requirements are met. An employee may withdraw funds that were rolled into the Plan at any time.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate. Interest rates on loans issued during 2013 and 2012 were 3.25% respectively.

Forfeiture Account

At December 31, 2013 and 2012, forfeited non-vested accounts totaled $35,444 and $10,930 respectively. These accounts will be used to reduce current and future employer contributions and to pay Plan expenses. Also in 2013 and 2012, Plan expenses were reduced by $0 and $128,010 from forfeited non-vested accounts.

Plan Expenses

There are investment fees and expenses associated with each Plan investment option. Investment fees are generally charged directly against assets of the investment option, and include such items as the costs expressed in the expense ratio plus brokerage fees incurred by the fund. Participants who utilize the Plan's BrokerageLink investment feature are also responsible for brokerage fees and commissions. Participants that enroll in the Plan's managed account service will incur a separate fee for that service.

The administrative expenses associated with the Plan include costs for accounting, custodial, recordkeeping, and other internal or external service providers. While participant accounts have not been charged for such administrative expenses in recent years due to the application of various credits applied towards Plan expenses, under the terms of the Plan, operating and administrative expenses can be charged directly to participants' accounts.

Under the Plan's recordkeeping agreement, the Plan receives payments (revenue credits) for the amount that revenue sharing related to the Plan's investment options exceeds specified Plan expenses. The Plan uses revenue credits to pay for additional costs of operating the Plan. In the event that revenue credits exceed these Plan costs, residual amounts will be allocated to participant accounts on a schedule and in a manner established by the Plan Administrator. During 2013 and 2012, the Plan received revenue credit deposits in the amount of $7,797,220 and $0 respectively. During 2013, the Plan used revenue credit in the amount of $108,585 to pay direct expenses and allocated $7,548,281 to participant's account. Amounts received on account of litigation settlements can also be used by the Plan to pay Plan expenses.

In the event that Plan expenses exceed the amounts available as described above, residual operating expenses will be charged to participants' accounts.

Some Plan service providers are paid directly by Shell Oil Company (Shell) on the Plan's behalf. When service providers are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses to the extent permitted by law. Unreimbursed expenses incurred by Shell totaled $77,672 and $107,834 at December 31, 2013 and 2012, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Plan Administrator salaries and data processing expenses) are absorbed by the Contributing Companies.

The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

2. Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 8 for fair value measurement.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchase of sales and securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Participant distributions or withdrawals are recorded when paid.

Certain reclassifications have been made to prior period's financial statements to conform to the current presentation.

3. Investment in the Plan

The following presents investments that represent 5% or more of the Plan's net assets.

	December 31,	
(in millions)	2013	2012
Thrift Fund	$ 1,422	$ 1,493
U.S. Equity Index Fund	1,025	799
Royal Dutch Shell Stock Fund	876	952

4. Line of Credit of the Plan

The Thrift Fund and Royal Dutch Shell Stock Fund have an available line of credit to fund redemptions as needed. At December 31, 2013 and December 31, 2012 the Shell Provident Fund had no amounts outstanding under the line of credit.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

6. Federal Income Tax Exemption

The Internal Revenue Service (the "IRS") issued a favorable determination letter dated April 7, 2003, stating the Plan is qualified under Section 401(a) and the trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the "Code"). It is anticipated that the IRS will issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that the amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a) and 501(a) of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for the Plan for any tax periods in progress. As of December 31, 2013, the Plan Administrator believes that it is no longer subject to income tax examination for years prior to 2010.

7. Reconciliation of the Financials to Schedule H of Form 5500

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Schedule H of Form 5500:

	2013	2012
Net assets per financial statements	$10,222,359,605	$ 9,020,982,667
Deemed distributions of participant loans	(4,816,314)	(4,360,235)
Net assets available for benefits per Schedule H	$10,217,543,291	$ 9,016,622,432

The following is a reconciliation of total expenses paid per the financial statements for the year ending December 31, 2013 to Schedule H of Form 5500:

Total deductions per the financial statements	$667,365,950
Deemed distributions of participant loans	694,326
Deemed distributions of participant loans – offset during plan year	(238,247)
Total expenses paid per Schedule H of Form 5500	$667,822,029

Amounts allocated to deemed distributions of participant loans are recorded as notes receivables from participants in the financial statements and recorded as an expense on Schedule H on Form 5500.

8. Fair Value Measurement

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the assets or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2013 and 2012.

Common Stocks and Rights/Warrants
Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate Bonds
Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Registered Investment Company Funds (Mutual Funds)
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Funds
Value at the NAV of units of a bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

U.S. Government Securities
Valued using the pricing models maximizing the use of observable inputs for similar securities.

Short-Term Investments
Short-Term investments, including commercial paper having 60 days or less to maturity are recorded at amortized cost, which approximates fair value.

The following sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Short-term investments	$ -	$ 1,420,272,872	$ -	$ 1,420,272,872
Common stock	872,820,313	-	-	872,820,313
Common/collective funds:				
Large cap stock	-	511,326,085	-	511,326,085
Mid cap stock	-	44,139,276	-	44,139,276
Small cap stock	-	438,645,506	-	438,645,506
Fixed income fund	-	256,908,532	-	256,908,532
Blended fund	-	1,839,290,970	-	1,839,290,970
Specialty	-	142,501,114	-	142,501,114
International	-	102,677,899	-	102,677,899
Total common/collective funds	-	3,335,489,382	-	3,335,489,382
Registered investment co. funds:				
Large cap stock	1,251,339,907	-	-	1,251,339,907
Mid cap stock	500,579,224	-	-	500,579,224
Small cap stock	194,844,279	-	-	194,844,279
Fixed income fund	565,439,982	-	-	565,439,982
Blended fund	524,408,901	-	-	524,408,901
Specialty	443,944,627	-	-	443,944,627
International	593,879,572	-	-	593,879,572
Money market funds	104,972,006	-	-	104,972,006
Total registered investment co. funds	4,179,408,498	-	-	4,179,408,498
Self-directed brokerage acct:				
Short-term investments	-	5,051,384	-	5,051,384
Common stock	124,679,043	-	-	124,679,043
Corporate bonds/other				-
fixed income fund	-	3,470,881	-	3,470,881
Registered investment co. funds	38,703,830	-	-	38,703,830
Money market funds	63,156,253	-	-	63,156,253
U.S. government securities	-	1,496,111	-	1,496,111
Rights/warrants	137,985	-	-	137,985
Total self-directed brokerage acct	226,677,111	10,018,376	-	236,695,487
Total assets at fair value	$ 5,278,905,922	$ 4,765,780,630	$ -	$10,044,686,552

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Investments in				
Short-term investments	$ -	$1,490,329,483	$ -	$1,490,329,483
Common stock	930,081,374	-	-	930,081,374
Common/collective funds:				
Large cap stock	-	990,634,612	-	990,634,612
Mid cap stock	-	245,248,687	-	245,248,687
Small cap stock	-	61,232,678	-	61,232,678
Fixed income fund	-	648,005,719	-	648,005,719
Blended fund	-	442,444,369	-	442,444,369
Specialty	-	5,116,719	-	5,116,719
International	-	283,555,663	-	283,555,663
Total common/collective funds	-	2,676,238,447	-	2,676,238,447
Registered investment co. funds:				
Large cap stock	969,845,237	-	-	969,845,237
Mid cap stock	386,009,912	-	-	386,009,912
Small cap stock	133,980,796	-	-	133,980,796
Fixed income fund	651,091,591	-	-	651,091,591
Blended fund	440,463,631	-	-	440,463,631
Specialty	321,065,988	-	-	321,065,988
International	568,492,483	-	-	568,492,483
Money market funds	105,402,933	-	-	105,402,933
Total registered investment co. funds	3,576,352,571	-	-	3,576,352,571
Self-directed brokerage acct:				
Short-term investments	-	5,079,546	-	5,079,546
Common stock	89,703,700	-	-	89,703,700
Corporate bonds/other				-
fixed income fund	-	3,280,459	-	3,280,459
Registered investment co. funds	26,008,637	-	-	26,008,637
Money market funds	60,697,172	-	-	60,697,172
US government securities	-	1,470,338	-	1,470,338
Rights/warrants	30,858	-	-	30,858
Total self-directed brokerage acct	176,440,367	9,830,343	-	186,270,710
Total investments at fair value	$ 4,682,874,312	$ 4,176,398,273	$ -	$ 8,859,272,585

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fair Value of Investments in Entities that Use Net Asset Value

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013 and 2012, respectively.

December 31, 2013	Fair Value (in Millions)	Unfunded Commitments (in Millions)	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Common/collective funds				
Large Cap Stock	$ 511	n/a	Daily	n/a
Mid Cap Stock	44	n/a	Daily	n/a
Small Cap Stock	439	n/a	Daily	n/a
Fixed Income	257	n/a	Daily	n/a
Blended Funds	1,839	n/a	Daily	n/a
Specialty Funds	143	n/a	Daily	n/a
International Funds	103	n/a	Daily	n/a
Registered Investment Co. funds				
Large cap stock	1,251	n/a	Daily	n/a
Mid cap stock	501	n/a	Daily	n/a
Small cap stock	195	n/a	Daily	n/a
Fixed income	565	n/a	Daily	n/a
Blended fund	524	n/a	Daily	n/a
Specialty	444	n/a	Daily	n/a
International	594	n/a	Daily	n/a
Money Market	105	n/a	Daily	n/a

December 31, 2012	Fair Value (in Millions)	Unfunded Commitments (in Millions)	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Common/collective funds				
Large Cap Stock	$ 991	n/a	Daily	n/a
Mid Cap Stock	245	n/a	Daily	n/a
Small Cap Stock	61	n/a	Daily	n/a
Fixed Income	648	n/a	Daily	n/a
Blended Funds	442	n/a	Daily	n/a
Specialty Funds	5	n/a	Daily	n/a
International Funds	284	n/a	Daily	n/a
Registered Investment Co. funds				
Large cap stock	970	n/a	Daily	n/a
Mid cap stock	386	n/a	Daily	n/a
Small cap stock	134	n/a	Daily	n/a
Fixed income	651	n/a	Daily	n/a
Blended fund	440	n/a	Daily	n/a
Specialty	321	n/a	Daily	n/a
International	568	n/a	Daily	n/a
Money Market	105	n/a	Daily	n/a

9. Transactions with Parties-in-Interest

Shell, the Trustees, the Plan Administrator and certain other Plan service providers qualify as parties-in-interest. In addition, the Plan invests in Royal Dutch Shell plc American Depository Shares and certain funds maintained by affiliates of the Plan's record keeper, which qualify as party-in-interest transactions. Transactions with these parties-in-interest qualify for exemptions from the prohibited transaction rules. Notes receivable from participants also qualify as party-in-interest transactions.

10. Subsequent Events

Management has evaluated all subsequent event transactions and events after the Statement of Net Assets Available for Benefits date through the date on which these financial statements were issued and, except as already included in the notes to the financial statements, has determined that no additional items require disclosure.

Supplemental Schedule

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2013

(a)	(b)	(c)			(d)	(e)
		Description of Investment				
	Identity of Issuer, Borrower, Lessor, or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
	Thrift Fund					
	Atlantic Asset Cp .1% 1/07/14	1,400,000	0.100%	1/7/2014	**	1,399,976
	Atlantic Asset Cp .11% 1/07/14	1,718,000	0.110%	1/7/2014	**	1,717,970
	Bac-Na .22% 01/10/14	7,000,000	0.220%	1/10/2014	**	7,000,078
	Bank Nova Sco Ycd 1Ml+6 1/3/14	7,000,000	YCD	1/3/2014	**	7,000,000
	Bank Of Tok-Ny Y$Cd .245% 04/01/14	8,000,000	0.245%	4/1/2014	**	8,000,504
	Bank Of Tok-Ny Y$Cd .245% 04/10/14	5,000,000	0.245%	4/10/2014	**	5,000,346
	Bank Of Tok-Ny Y$Cd .25% 05/08/14	5,000,000	0.250%	5/8/2014	**	5,000,177
	Bank Of Tok-Ny Y$Cd .25% 05/13/14	16,000,000	0.250%	5/13/2014	**	16,000,589
	Bank Of Tok-Ny Y$Cd .25% 05/14/14	10,000,000	0.250%	5/14/2014	**	10,000,371
	Bank Of Tok-Ny Y$Cd .25% 05/15/14	10,000,000	0.250%	5/15/2014	**	10,000,374
	Barclays Bk Ccp Ycp .24% 1/13/14	2,000,000	0.240%	1/13/2014	**	1,999,931
	Barclays Bk Ccp Ycp .24% 2/05/14	1,000,000	0.240%	2/5/2014	**	999,880
	Barclaysus Ycp .23% 3/20/14	5,000,000	0.230%	3/20/2014	**	4,997,927
	Bk Montreal Ycd 1Ml+5 8/14/14	10,000,000	YCD	8/14/2014	**	10,000,940
	Bk Nova Ctfy$Cd 1Ml+12 6/10/14	5,000,000	YCD	6/10/2014	**	5,000,355
	Bk Nova Houston Y$Cd .2% 01/10/14	5,000,000	0.200%	1/10/2014	**	5,000,208
	Bk Nova Houston Y$Cd .2% 01/13/14	5,000,000	0.200%	1/13/2014	**	5,000,271
	Bk Nova Houston Y$Cd .2% 01/14/14	7,000,000	0.200%	1/14/2014	**	7,000,408
	Bk Nova Houston Y$Cd .2% 02/04/14	5,000,000	0.200%	2/4/2014	**	5,000,486
	Bk Nova Houston Y$Cd .2% 04/01/14	8,000,000	0.200%	4/1/2014	**	7,999,393
	Bk Of Mont Chi Y$Cd .2% 02/03/14	4,000,000	0.200%	2/3/2014	**	4,000,188
	Bk Tkyo Ny Y$Cd 1Ml+8 1/10/14	10,000,000	YCD	1/10/2014	**	10,000,190
	Bk Tokyo Ny Ycd 3Ml+47 4/2/14	5,000,000	YCD	4/2/2014	**	5,006,300
	Bnp Parbs F Ycp .2% 3/03/14	10,000,000	0.200%	3/3/2014	**	9,996,550
	Bnp Parbs F Ycp .22% 2/04/14	9,000,000	0.220%	2/4/2014	**	8,998,836
	Bnp Parbs F Ycp .25% 3/13/14	6,000,000	0.250%	3/13/2014	**	5,997,816
	Bnp Parbs F Ycp .25% 3/19/14	6,000,000	0.250%	3/19/2014	**	5,997,556
	Bnp Parbs F Ycp .25% 3/25/14	4,000,000	0.250%	3/25/2014	**	3,998,189
	Bnp Parbs F Ycp .25% 4/04/14	9,000,000	0.250%	4/4/2014	**	8,995,182
	Bnp Parbs F Ycp .25% 4/14/14	3,000,000	0.250%	4/14/2014	**	2,998,102
	Bnp Paribas Ny Y$Cd .25% 04/10/14	6,000,000	0.250%	4/10/2014	**	5,999,832
	Cibc Ny Brn Ycd 1Ml+12 6/4/14	5,000,000	YCD	6/4/2014	**	5,000,055
	Cibc Ny Y$Cd 1Ml+12 6/2/14	5,000,000	YCD	6/2/2014	**	5,000,000
	Cibc Ny Y$Cd 1Ml+5 9/12/14	15,000,000	YCD	9/12/2014	**	15,002,925
	Ciesco Cp .31% 2/03/14	3,000,000	0.310%	2/3/2014	**	2,999,759
	Citibank Cd .21% 03/25/14	10,000,000	0.210%	3/25/2014	**	10,001,865
	Citibank Cd .24% 05/15/14	11,000,000	0.240%	5/15/2014	**	11,001,236
	Citibank Cd .24% 05/16/14	6,000,000	0.240%	5/16/2014	**	6,000,679
	Citibank Cd .24% 05/20/14	5,000,000	0.240%	5/20/2014	**	5,000,000
	Citibank Cd .31% 02/03/14	15,000,000	0.310%	2/3/2014	**	15,003,115
	Citibank Cd .31% 02/04/14	15,000,000	0.310%	2/4/2014	**	15,003,207
	Citibank Cd .31% 02/05/14	5,000,000	0.310%	2/5/2014	**	5,001,099
	Comaus Ycp .225% 4/23/14	44,000,000	0.225%	4/23/2014	**	43,974,357
	Comaus Yecd .2% 03/12/14	8,000,000	0.200%	3/12/2014	**	8,000,472
	Commonwealth Vcp 3Ml+2 3/28/14	14,000,000	VCP	3/28/2014	**	14,002,982
	Credit Agric Na Ycp .05% 1/02/14	12,000,000	0.050%	1/2/2014	**	11,999,964
	Cs Ag Ny Br Ycp .28% 4/01/14	5,000,000	0.280%	4/1/2014	**	4,997,346
	Cs Ag Ny Br Ycp .28% 4/07/14	2,000,000	0.280%	4/7/2014	**	1,998,858
	Cs Ny Brh Ycd .295% 2/10/14 C	5,000,000	0.295%	2/10/2014	**	5,000,711
	Cs Nybrh Ycd 1Ml+15 6/6/14 C	8,000,000	YCD	6/6/2014	**	7,999,664
	Cs Nybrh Ycd 1Ml+15 6/9/14 C	3,000,000	YCD	6/9/2014	**	2,999,871
	Cs Nybrh Ycd 1Ml+15 7/9/14 C	15,000,000	YCD	7/9/2014	**	14,998,455
	Deutbkfn Ycp .22% 2/27/14	22,000,000	0.220%	2/27/2014	**	21,994,117
	Dnb Bank Asa Ycp .2% 3/07/14	3,000,000	0.200%	3/7/2014	**	2,999,351
	Dnb Bank Asa Ycp .21% 3/19/14	5,000,000	0.210%	3/19/2014	**	4,998,549
	Dnb Bank Asa Ycp .215% 1/13/14	5,000,000	0.215%	1/13/2014	**	4,999,901
	Dnb Bank Asa Ycp .22% 1/21/14	5,000,000	0.220%	1/21/2014	**	4,999,796
	Dnb Bank Ny Y$Cd .255% 01/31/14	2,000,000	0.255%	1/31/2014	**	2,000,267
	Fhlb 0.25% 10/30/14	4,000,000	0.250%	10/30/2014	**	4,000,932
	Fhlbdn 0% 02/21/14	10,000,000	0.000%	2/21/2014	**	9,999,580
	Fhlbdn 0% 02/26/14	22,000,000	0.000%	2/26/2014	**	21,998,988
	Fhlbdn 0% 2/28/14	70,000,000	0.000%	2/28/2014	**	69,996,640

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2013

(a)	(b)	(c)			(d)	(e)
		Description of Investment				
	Identity of Issuer, Borrower, Lessor, or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
	Fifththird Cd .3% 02/03/14	2,000,000	0.300%	2/3/2014	**	2,000,397
	Fifththird Cd .31% 02/12/14	2,000,000	0.310%	2/12/2014	**	2,000,525
	Fifththird Cd .32% 02/18/14	2,000,000	0.320%	2/18/2014	**	2,000,626
	Ge-Cap Cp .22% 5/01/14	1,000,000	0.220%	5/1/2014	**	999,593
	Ge-Cap Cp .22% 5/02/14	1,000,000	0.220%	5/2/2014	**	999,586
	Ge-Cap Cp .22% 5/05/14	1,000,000	0.220%	5/5/2014	**	999,566
	Gotham Funding Ycp .2% 1/09/14	3,000,000	0.200%	1/9/2014	**	2,999,914
	Gotham Funding Ycp .2% 2/04/14	5,000,000	0.200%	2/4/2014	**	4,999,237
	Govco Inc Cp .2% 3/26/14	5,000,000	0.200%	3/26/2014	**	4,997,675
	Govco Inc Cp .24% 1/16/14	55,000,000	0.240%	1/16/2014	**	54,996,772
	Ingbank Td .12% 01/06/14	9,000,000	0.120%	1/6/2014	**	9,000,000
	Jpmorg Secs Cp .28% 3/31/14	1,000,000	0.280%	3/31/2014	**	999,500
	Jpmorg Secs Cp .3% 5/23/14	16,000,000	0.300%	5/23/2014	**	15,982,776
	Lp Pinewood Spv Taxble L=WfV7	3,000,000	VRDN	2/1/2018	**	3,000,000
	Manhatt Asst Fd Cp .25% 1/10/14	8,000,000	0.250%	1/10/2014	**	7,999,737
	Manhatt Asst Fd Ycp .13% 1/06/14	2,000,000	0.130%	1/6/2014	**	1,999,956
	Manhatt Asst Fd Ycp .15% 1/07/14	1,500,000	0.150%	1/7/2014	**	1,499,968
	Mizuho Bank Ltd Yecd .28% 03/0/14	6,000,000	0.280%	3/4/2014	**	6,000,629
	Mizuho Bank Ltd Yecd 0% 03/05/14	3,000,000	0.000%	3/5/2014	**	2,998,827
	Mizuho Bk Ny Br Y$Cd .23% 02/03/14	35,000,000	0.230%	2/3/2014	**	35,001,320
	Mufj Tr Ny Y$Cd .32% 02/21/14	1,000,000	0.320%	2/21/2014	**	1,000,173
	Nataus Yecd 1Ml+3 4/8/14	5,000,000	YECD	4/8/2014	**	5,000,790
	Nataust Yecd .25% 02/21/14	10,000,000	0.250%	2/21/2014	**	10,001,876
	Nataust Yecd .25% 03/05/14	2,000,000	0.250%	3/5/2014	**	2,000,355
	Nataust Yecd .25% 03/10/14	2,000,000	0.250%	3/10/2014	**	2,000,383
	Nataust Yecd .25% 03/17/14	2,000,000	0.250%	3/17/2014	**	2,000,422
	Nataust Yecd 1Ml+3 03/24/14	7,000,000	YECD	3/24/2014	**	7,001,141
	Nataust Yecd Lon 1Ml+3 3/25/14	10,000,000	YECD	3/25/2014	**	10,001,660
	National Bk Ca 1Ml+14 3/11/14	2,000,000	YCD	3/11/2014	**	2,000,488
	National Bk Ca 1Ml+14 3/21/14	19,000,000	YCD	3/21/2014	**	19,000,988
	National Bk Ca 1Ml+17 6/19/14	15,000,000	YCD	6/19/2014	**	15,003,240
	Natixis Ny Brh Y$Cd .24% 02/10/14	12,000,000	0.240%	2/10/2014	**	12,000,136
	Natixis Ny Ycd .24% 02/04/14	15,000,000	0.240%	2/4/2014	**	15,000,146
	Natixis Sa (Td) Td .14% 01/06/14	42,000,000	0.140%	1/6/2014	**	42,000,000
	Natnwde(Ugtd Ycp .11% 1/08/14	2,300,000	0.110%	1/8/2014	**	2,299,943
	Natnwde(Ugtd Ycp .23% 1/03/14	1,000,000	0.230%	1/3/2014	**	999,993
	Natnwde(Ugtd Ycp .24% 3/04/14	5,000,000	0.240%	3/4/2014	**	4,998,486
	Natnwde(Ugtd Ycp .24% 3/25/14	7,000,000	0.240%	3/25/2014	**	6,996,831
	Nordea Bank Ab Y$Cd .2% 04/14/14	13,000,000	0.200%	4/14/2014	**	12,999,999
	Northern Pines Cp .23% 3/27/14	13,000,000	0.230%	3/27/2014	**	12,993,913
	Pncna Cp .27% 4/17/14 C	2,000,000	0.270%	4/17/2014	**	2,000,286
	Pncna Cp .27% 5/21/14 C	2,000,000	0.270%	5/21/2014	**	2,000,257
	Royal Bk Cda Y$Cd 1Ml+5 6/3/14	5,000,000	YCD	6/3/2014	**	5,000,415
	Se Banken Ycp .24% 3/19/14	14,000,000	0.240%	3/19/2014	**	13,994,964
	Se Banken Ycp .24% 3/25/14	4,000,000	0.240%	3/25/2014	**	3,998,339
	Se Banken Ycp .24% 3/27/14	7,000,000	0.240%	3/27/2014	**	6,996,956
	Seb Ny Br Y$Cd .24% 03/20/14	5,000,000	0.240%	3/20/2014	**	5,000,658
	Sheffrec Ycp .2% 1/06/14	6,000,000	0.200%	1/6/2014	**	5,999,910
	Sumitomo Bkg Ycp .21% 2/03/14	7,000,000	0.210%	2/3/2014	**	6,998,808
	Sumitomo Ny Brh Y$Cd .24% 01/02/14	5,000,000	0.240%	1/2/2014	**	5,000,017
	Sumitomo Ny Brh Y$Cd .24% 01/10/14	6,000,000	0.240%	1/10/2014	**	6,000,100
	Sumitomo Ny Brh Y$Cd .24% 01/21/14	5,000,000	0.240%	1/21/2014	**	5,000,175
	Sumitomo Ny Brh Y$Cd .24% 02/10/14	6,000,000	0.240%	2/10/2014	**	6,000,341
	Sumitomo Ny Brh Y$Cd .24% 03/10/14	5,000,000	0.240%	3/10/2014	**	5,000,095
	Sumitomo Ny Brh Y$Cd .24% 03/12/14	5,000,000	0.240%	3/12/2014	**	5,000,098
	Sumitomo Ny Brh Y$Cd .24% 03/25/14	5,000,000	0.240%	3/25/2014	**	5,000,116
	Sumitomo Ny Brh Y$Cd .24% 04/24/14	4,000,000	0.240%	4/24/2014	**	4,000,000
	Sumitomo Ny Brh Y$Cd .24% 04/25/14	3,000,000	0.240%	4/25/2014	**	3,000,000
	Sumitomo Ny Brh Y$Cd .24% 05/01/14	3,000,000	0.240%	5/1/2014	**	2,999,899
	Sumitomo Ny Brh Y$Cd .24% 05/02/14	4,000,000	0.240%	5/2/2014	**	3,999,864
	Sumitomo Ny Ycd 1Ml+14 6/16/14	10,000,000	YCD	6/16/2014	**	10,000,440
	Sumitomo Ny Ycd 1Ml+5 3/19/14	2,000,000	YCD	3/19/2014	**	2,000,026

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
	Sumitomo Tr Ny Y$Cd .26% 02/04/14	4,000,000	0.260%	2/4/2014	**	4,000,272
	Sumitomo Tr Ny Y$Cd .26% 02/24/14	5,000,000	0.260%	2/24/2014	**	5,000,534
	Sumitomo Tr Ny Y$Cd .26% 02/25/14	5,000,000	0.260%	2/25/2014	**	5,000,544
	Sumitomo Tr Ny Y$Cd .265% 03/06/14	7,000,000	0.265%	3/6/2014	**	7,000,441
	Sumitomo Tr Ny Y$Cd .265% 03/21/14	5,000,000	0.265%	3/21/2014	**	5,000,387
	Sumitomo Tr Ny Y$Cd .265% 05/05/14	6,000,000	0.265%	5/5/2014	**	6,000,312
	Svenska 1Ml+11 6/13/14 Ext144A	3,000,000	FRN	6/13/2014	**	2,999,811
	Svenska Hn 1Ml+11 6/27/14 144A	10,000,000	FRN	6/27/2014	**	9,999,530
	Swedbank Ab Ycp .215% 2/24/14	30,000,000	0.215%	2/24/2014	**	29,992,668
	Swedbank Ab Ycp .24% 2/12/14	10,000,000	0.240%	2/12/2014	**	9,998,340
	Tor Dom Y$Cd .21% 04/07/14	7,000,000	0.210%	4/7/2014	**	7,001,696
	Tor Dom Y$Cd .245% 09/10/14	5,000,000	0.245%	9/10/2014	**	5,001,226
	Toronto-Us Ycp .25% 2/18/14	3,000,000	0.250%	2/18/2014	**	2,999,632
	Toyota M lam Vcp 1Ml+3 3/13/14	5,000,000	VCP	3/13/2014	**	5,000,010
	Ubs Ag Stam Ycd 1Ml+9 4/30/14C	12,000,000	YCD	4/30/2014	**	12,003,984
	Ubs Ag Stm Ycd 1Ml+12 7/11/14C	8,000,000	YCD	7/11/2014	**	7,999,584
	United O/S Bank Cp .21% 4/11/14	10,000,000	0.210%	4/11/2014	**	9,994,810
	Us T Bills 0% 05/29/14	8,500,000	0.000%	5/29/2014	**	8,497,917
	Ust Bill 0% 10/16/14	5,000,000	0.000%	10/16/2014	**	4,997,110
	Ustbill 0% 05/22/14	1,000,000	0.000%	5/22/2014	**	999,767
	Ustbill 0% 06/26/14	19,000,000	0.000%	6/26/2014	**	18,992,381
	Ustbill 0% 11/13/14	9,000,000	0.000%	11/13/2014	**	8,992,125
	Ustn .25% 3/31/14	25,000,000	0.250%	3/31/2014	**	25,009,775
	Ustn .5% 8/15/14	19,000,000	0.500%	8/15/2014	**	19,044,536
	Ustn 1.75% 3/31/14	55,000,000	1.750%	3/31/2014	**	55,221,265
	Wells Fargo Ba Cd .2% 05/06/14	3,000,000	0.200%	5/6/2014	**	2,999,894
	Wells Fargo Cd 1Ml+2 3/12/14	4,000,000	CD	3/12/2014	**	3,999,759
	Wells Fargo Cd 1Ml+2 3/28/14	4,000,000	CD	3/28/2014	**	4,000,220
*	Shell Money Market Portfolio	-	-	N/A	**	115,671,345
	Common/Collective Funds					
	1-3 Year Government Bond Index Fund		Comm Funds		**	33,064,232
	20+ Treasury Bond Index Fund		Comm Funds		**	70,786,907
	Backrock Eafe Equity Index Fund		Comm Funds		**	376,526,430
	Developed Real Estate Indx Fund FSeries		Comm Funds		**	7,833,789
	Emerging Markets Index Non Lendable Fund		Comm Funds		**	70,028,692
*	U.S. Equity Index Fund		Comm Funds		**	1,022,215,448
	Government/Credit Bond Index Fund		Comm Funds		**	46,169,757
	Intermediate Government Bond		Comm Funds		**	36,635,731
	Lifepath 2015		Comm Funds		**	17,730,996
	Lifepath 2020		Comm Funds		**	141,522,997
	Lifepath 2025		Comm Funds		**	16,775,993
	Lifepath 2030		Comm Funds		**	116,047,115
	Lifepath 2035		Comm Funds		**	12,679,110
	Lifepath 2040		Comm Funds		**	84,380,625
	Lifepath 2045		Comm Funds		**	6,464,007
	Lifepath 2050		Comm Funds		**	33,945,241
	Lifepath 2055		Comm Funds		**	3,392,435
	Lifepath Retirement		Comm Funds		**	102,677,899
	Mid Cap Equity Index Fund		Comm Funds		**	345,995,063
	Russell 1000 Growth Index Fund		Comm Funds		**	26,531,452
	Russell 1000 Index Fund		Comm Funds		**	79,637,446
	Russell 1000 Value Index Fund		Comm Funds		**	35,122,312
	Russell 2000 Growth Index Fund		Comm Funds		**	24,039,811
	Russell 2000 Index Fund		Comm Funds		**	44,139,275
	Russell 2000 Value Index Fund		Comm Funds		**	27,090,434
	U.S. Debt Index Fund		Comm Funds		**	358,980,333
	U.S. Tips Fund		Comm Funds		**	52,574,738
	U.S. Equity Market Fund		Comm Funds		**	142,501,114
	Royal Dutch Shell Stock Fund					
*	Royal Dutch Shell Stock Fund		Stock/ADRs		**	872,820,313
*	Fidelity Institutional Cash Portfolio		Mutual Fund			3,369,030

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
	Registered Investment Company Shares					
	Aberdeen Global Fixed Income Fund Inst Class		Mutual Funds		**	851,537
	Alger Capital Appreciation Portfolio Class I-2		Mutual Funds		**	19,804,451
	Alger Mid Cap Growth Portfolio Class I-2		Mutual Funds		**	5,371,336
	Alger Small Cap Growth Portfolio Class I-2		Mutual Funds		**	2,283,509
	AllianceBernstein Discovery Value Fund Class I		Mutual Funds		**	1,610,390
	AllianzGI NFJ Small-Cap Value Fund Inst Class		Mutual Funds		**	32,090,622
	American Beacon Balanced Fund Inst Class		Mutual Funds		**	1,894,370
	American Beacon International Equity Fund Inst		Mutual Funds		**	2,510,791
	American Beacon Large Cap Value Fund Class		Mutual Funds		**	32,379,307
	American Beacon Short Term Bond Fund Inst		Mutual Funds		**	669,467
	American Century Investments Large Company Value		Mutual Funds		**	4,910,392
	American Century Investments Small Company Fund		Mutual Funds		**	902,295
	American Century Investments Ultra® Fund Inst		Mutual Funds		**	930,346
	Ariel Appreciation Fund Inst Class		Mutual Funds		**	7,472,005
	Ariel Fund Inst Class		Mutual Funds		**	6,507,553
	Artisan International Fund Class Inst		Mutual Funds		**	30,879,144
	Artisan Mid Cap Fund Class Inst		Mutual Funds		**	29,586,529
	Artisan Mid Cap Value Fund Inst Shares		Mutual Funds		**	17,918,508
	Baron Asset Fund Inst Class		Mutual Funds		**	3,383,472
	Baron Growth Fund Inst Shares		Mutual Funds		**	22,574,158
	Baron Small Cap Fund Inst Class		Mutual Funds		**	3,003,780
	Calvert Balanced Portfolio Class I		Mutual Funds		**	97,187
	Calvert Bond Portfolio Class I		Mutual Funds		**	2,422,187
	Calvert Capital Accumulation Fund Class I		Mutual Funds		**	185,664
	Calvert Equity Portfolio Class I		Mutual Funds		**	260,948
	Calvert International Equity Fund Class I		Mutual Funds		**	20,183
	ClearBridge Aggressive Growth Fund Class I		Mutual Funds		**	4,672,395
	ClearBridge Large Cap Growth Fund Class I		Mutual Funds		**	958,568
	Columbia Acorn Select Fund Class Y Shares		Mutual Funds		**	4,825,753
	CRM Mid Cap Value Fund Class Inst		Mutual Funds		**	3,444,297
	Domini Social Investment Trust Social Equity Fund Inst		Mutual Funds		**	819,652
	Dreyfus Mid Cap Growth Fund Class I		Mutual Funds		**	1,420,282
	DWS Core Equity Fund Inst Class		Mutual Funds		**	2,996,307
	DWS Equity Dividend Fund Inst Class		Mutual Funds		**	1,958,332
	DWS Global Small Cap Growth Fund Inst Class		Mutual Funds		**	1,120,324
	DWS International Fund Inst Class		Mutual Funds		**	346,833
*	Fidelity Asset Manager® 20%		Mutual Funds		**	3,671,595
*	Fidelity Asset Manager® 30%		Mutual Funds		**	34,301
*	Fidelity Asset Manager® 40%		Mutual Funds		**	331,897
*	Fidelity Asset Manager® 50%		Mutual Funds		**	3,677,540
*	Fidelity Asset Manager® 60%		Mutual Funds		**	793,309
*	Fidelity Asset Manager® 70%		Mutual Funds		**	1,789,444
*	Fidelity Asset Manager® 85%		Mutual Funds		**	2,264,445
*	Fidelity Emerging Markets Discovery Fund		Mutual Funds		**	101,648
*	Fidelity Fifty®		Mutual Funds		**	4,689,991
*	Fidelity Freedom K® 2000 Fund		Mutual Funds		**	646,178
*	Fidelity Freedom K® 2005 Fund		Mutual Funds		**	1,402,635
*	Fidelity Freedom K® 2010 Fund		Mutual Funds		**	15,085,224
*	Fidelity Freedom K® 2015 Fund		Mutual Funds		**	18,507,100
*	Fidelity Freedom K® 2020 Fund		Mutual Funds		**	55,939,968
*	Fidelity Freedom K® 2025 Fund		Mutual Funds		**	18,424,846
*	Fidelity Freedom K® 2030 Fund		Mutual Funds		**	29,904,656
*	Fidelity Freedom K® 2035 Fund		Mutual Funds		**	10,455,745
*	Fidelity Freedom K® 2040 Fund		Mutual Funds		**	18,682,737
*	Fidelity Freedom K® 2045 Fund		Mutual Funds		**	4,798,448
*	Fidelity Freedom K® 2050 Fund		Mutual Funds		**	6,492,489
*	Fidelity Freedom K® 2055 Fund		Mutual Funds		**	819,705
*	Fidelity Freedom K® Income Fund		Mutual Funds		**	5,976,568
*	Fidelity Total Emerging Markets Fund		Mutual Funds		**	131,967
*	Fidelity® Balanced Fund - Class K		Mutual Funds		**	39,257,588
*	Fidelity® Blue Chip Growth Fund - Class K		Mutual Funds		**	137,725,801
*	Fidelity® Blue Chip Value Fund		Mutual Funds		**	5,432,744

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment: Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
*	Fidelity® Canada Fund		Mutual Funds		**	21,389,487
*	Fidelity® Capital & Income Fund		Mutual Funds		**	45,555,730
*	Fidelity® Capital Appreciation Fund - Class K		Mutual Funds		**	21,896,379
*	Fidelity® Cash Reserves		Mutual Funds		**	39,862,081
*	Fidelity® China Region Fund		Mutual Funds		**	25,429,765
*	Fidelity® Conservative Income Bond Fund		Mutual Funds		**	2,601,906
*	Fidelity® Contrafund® - Class K		Mutual Funds		**	286,839,883
*	Fidelity® Convertible Securities Fund		Mutual Funds		**	7,379,231
*	Fidelity® Corporate Bond Fund		Mutual Funds		**	1,867,924
*	Fidelity® Disciplined Equity Fund - Class K		Mutual Funds		**	2,012,419
*	Fidelity® Diversified International Fund - Class K		Mutual Funds		**	78,323,922
*	Fidelity® Dividend Growth Fund - Class K		Mutual Funds		**	49,157,576
*	Fidelity® Emerging Asia Fund		Mutual Funds		**	12,048,379
*	Fidelity® Emerging Europe, Middle East, Africa (EMEA)		Mutual Funds		**	1,283,381
*	Fidelity® Emerging Markets Fund - Class K		Mutual Funds		**	16,762,797
*	Fidelity® Equity Dividend Income Fund - Class K		Mutual Funds		**	4,580,729
*	Fidelity® Equity-Income Fund - Class K		Mutual Funds		**	74,803,252
*	Fidelity® Europe Capital Appreciation Fund		Mutual Funds		**	3,621,823
*	Fidelity® Europe Fund		Mutual Funds		**	4,692,619
*	Fidelity® Export and Multinational Fund - Class K		Mutual Funds		**	6,830,548
*	Fidelity® Floating Rate High Income Fund		Mutual Funds		**	56,475,022
*	Fidelity® Focused High Income Fund		Mutual Funds		**	1,033,671
*	Fidelity® Focused Stock Fund		Mutual Funds		**	9,335,767
*	Fidelity® Four-in-One Index Fund		Mutual Funds		**	4,839,122
*	Fidelity® Fund - Class K		Mutual Funds		**	4,012,809
*	Fidelity® Global Balanced Fund		Mutual Funds		**	2,198,217
*	Fidelity® Global Bond Fund		Mutual Funds		**	62,227
*	Fidelity® Global Commodity Stock Fund		Mutual Funds		**	575,547
*	Fidelity® Global Equity Income Fund		Mutual Funds		**	233,295
*	Fidelity® Global High Income Fund		Mutual Funds		**	1,646,942
*	Fidelity® Global Strategies Fund		Mutual Funds		**	461,967
*	Fidelity® GNMA Fund		Mutual Funds		**	10,254,224
*	Fidelity® Government Income Fund		Mutual Funds		**	6,644,182
*	Fidelity® Growth & Income Portfolio - Class K		Mutual Funds		**	41,885,645
*	Fidelity® Growth Company Fund - Class K		Mutual Funds		**	39,981,215
*	Fidelity® Growth Discovery Fund - Class K		Mutual Funds		**	4,800,870
*	Fidelity® Growth Strategies Fund - Class K		Mutual Funds		**	6,839,860
*	Fidelity® High Income Fund		Mutual Funds		**	43,639,814
*	Fidelity® Independence Fund - Class K		Mutual Funds		**	5,847,286
*	Fidelity® Inflation-Protected Bond Fund		Mutual Funds		**	7,531,747
*	Fidelity® Intermediate Bond Fund		Mutual Funds		**	5,098,481
*	Fidelity® Intermediate Government Income Fund		Mutual Funds		**	1,879,228
*	Fidelity® International Bond Fund		Mutual Funds		**	133,152
*	Fidelity® International Capital Appreciation Fund		Mutual Funds		**	2,951,707
*	Fidelity® International Discovery Fund - Class K		Mutual Funds		**	14,089,357
*	Fidelity® International Enhanced Index Fund		Mutual Funds		**	13,718
*	Fidelity® International Growth Fund		Mutual Funds		**	2,387,602
*	Fidelity® International Real Estate Fund		Mutual Funds		**	5,301,228
*	Fidelity® International Small Cap Fund		Mutual Funds		**	14,294,421
*	Fidelity® International Small Cap Opportunities		Mutual Funds		**	2,746,450
*	Fidelity® International Value Fund		Mutual Funds		**	463,875
*	Fidelity® Investment Grade Bond Fund		Mutual Funds		**	6,287,324
*	Fidelity® Japan Fund		Mutual Funds		**	2,693,059
*	Fidelity® Japan Smaller Companies Fund		Mutual Funds		**	5,090,118
*	Fidelity® Large Cap Core Enhanced Index Fund		Mutual Funds		**	1,879,174
*	Fidelity® Large Cap Growth Enhanced Index Fund		Mutual Funds		**	177,926
*	Fidelity® Large Cap Stock Fund		Mutual Funds		**	7,395,266
*	Fidelity® Large Cap Value Enhanced Index Fund		Mutual Funds		**	1,288,597
*	Fidelity® Latin America Fund		Mutual Funds		**	14,512,701
*	Fidelity® Leveraged Company Stock Fund - Class K		Mutual Funds		**	53,985,379
*	Fidelity® Limited Term Government Fund		Mutual Funds		**	1,467,958
*	Fidelity® Low-Priced Stock Fund - Class K		Mutual Funds		**	156,151,202
*	Fidelity® Magellan® Fund - Class K		Mutual Funds		**	66,974,804

Shell Provident Fund

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN 74-6171855

Plan No. 002

December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
*	Fidelity® Mega Cap Stock Fund		Mutual Funds		**	6,636,827
*	Fidelity® Mid Cap Enhanced Index Fund		Mutual Funds		**	1,957,299
*	Fidelity® Mid Cap Value Fund		Mutual Funds		**	6,832,409
*	Fidelity® Mid-Cap Stock Fund - Class K		Mutual Funds		**	22,066,265
*	Fidelity® Money Market Trust Retirement Government		Mutual Funds		**	5,211,842
*	Fidelity® Money Market Trust RetirementPortfolio		Mutual Funds		**	8,797,233
*	Fidelity® Mortgage Securities Fund		Mutual Funds		**	828,312
*	Fidelity® Nasdaq® Composite Index Fund		Mutual Funds		**	4,417,036
*	Fidelity® New Markets Income Fund		Mutual Funds		**	38,471,401
*	Fidelity® New Millennium Fund		Mutual Funds		**	2,855,951
*	Fidelity® Nordic Fund		Mutual Funds		**	7,600,710
*	Fidelity® OTC Portfolio - Class K		Mutual Funds		**	94,172,801
*	Fidelity® Overseas Fund - Class K		Mutual Funds		**	16,191,806
*	Fidelity® Pacific Basin Fund		Mutual Funds		**	3,996,631
*	Fidelity® Puritan® Fund - Class K		Mutual Funds		**	165,706,107
*	Fidelity® Real Estate Income Fund		Mutual Funds		**	14,851,677
*	Fidelity® Real Estate Investment Portfolio		Mutual Funds		**	28,686,589
*	Fidelity® Short-Term Bond Fund		Mutual Funds		**	6,808,432
*	Fidelity® Small Cap Discovery Fund		Mutual Funds		**	60,407,048
*	Fidelity® Small Cap Enhanced Index Fund		Mutual Funds		**	554,656
*	Fidelity® Small Cap Growth Fund		Mutual Funds		**	8,091,390
*	Fidelity® Small Cap Stock Fund		Mutual Funds		**	10,047,460
*	Fidelity® Small Cap Value Fund		Mutual Funds		**	8,965,220
*	Fidelity® Stock Selector All Cap Fund - Class K		Mutual Funds		**	4,082,681
*	Fidelity® Stock Selector Large Cap Value Fund		Mutual Funds		**	3,821,007
*	Fidelity® Stock Selector Mid Cap Fund		Mutual Funds		**	78,906
*	Fidelity® Stock Selector Small Cap Fund		Mutual Funds		**	3,974,027
*	Fidelity® Strategic Dividend & Income® Fund		Mutual Funds		**	20,490,389
*	Fidelity® Strategic Income Fund		Mutual Funds		**	46,567,705
*	Fidelity® Strategic Real Return Fund		Mutual Funds		**	677,674
*	Fidelity® Telecom and Utilities Fund		Mutual Funds		**	2,197,049
*	Fidelity® Total Bond Fund		Mutual Funds		**	12,062,384
*	Fidelity® Total International Equity Fund		Mutual Funds		**	395,376
*	Fidelity® Trend Fund		Mutual Funds		**	2,992,103
*	Fidelity® U.S. Government Reserves		Mutual Funds		**	6,641,730
*	Fidelity® Ultra-Short Bond Fund		Mutual Funds		**	744,307
*	Fidelity® Value Discovery Fund - Class K		Mutual Funds		**	4,068,444
*	Fidelity® Value Fund - Class K		Mutual Funds		**	70,736,551
*	Fidelity® Value Strategies Fund - Class K		Mutual Funds		**	3,384,186
*	Fidelity® Worldwide Fund		Mutual Funds		**	5,387,204
	FPA Crescent Fund		Mutual Funds		**	45,086,335
	Franklin Small-Mid Cap Growth Fund Class Advisor		Mutual Funds		**	3,075,410
	Hartford Growth Fund Class Y		Mutual Funds		**	576,115
	Hartford International Growth Fund Class Y		Mutual Funds		**	1,740,173
	Hartford Small Cap Growth Fund Class Y		Mutual Funds		**	5,031,823
	Invesco Equity and Income Fund Class R6		Mutual Funds		**	2,080,799
	Invesco Global Small & Mid Cap Growth Fund R5		Mutual Funds		**	984,069
	Invesco Growth and Income Fund Class R6		Mutual Funds		**	9,050,315
	Invesco Mid Cap Core Equity Fund Class R6		Mutual Funds		**	3,958,838
	Janus Balanced Fund Class N		Mutual Funds		**	8,031,760
	Janus Enterprise Fund Class N		Mutual Funds		**	2,933,275
	Janus Flexible Bond Fund Class N		Mutual Funds		**	9,889,108
	Janus Fund Class N		Mutual Funds		**	2,720,448
	Janus Global Research Fund Class I Shares		Mutual Funds		**	2,821,671
	Janus Research Fund Class N		Mutual Funds		**	7,718,785
	Janus Twenty Fund Class T		Mutual Funds		**	14,015,096
	John Hancock Small Company Fund Class I		Mutual Funds		**	858,104
	Legg Mason Capital Management Value Trust Class I		Mutual Funds		**	1,005,739
	Loomis Sayles Growth Fund Class Y		Mutual Funds		**	334,983
	Loomis Sayles Small Capital Value Fund Inst Class		Mutual Funds		**	2,481,726
	Lord Abbett Affiliated Fund Class I		Mutual Funds		**	1,605,384
	Lord Abbett Mid Cap Stock Fund Class I		Mutual Funds		**	3,420,177
	Managers Bond Fund Service Class		Mutual Funds		**	21,893,448

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2013

(a)	(b)	(c)			(d)	(e)
		Description of Investment				
	Identity of Issuer, Borrower, Lessor, or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
	Managers Cadence Capital Appreciation Fund Inst		Mutual Funds		**	370,189
	Managers Cadence Mid-Cap Fund Inst Class		Mutual Funds		**	703,959
	Managers Special Equity Fund Class Inst		Mutual Funds		**	1,355,163
	Morgan Stanley Inst Active Intl Allocation Fund Class I		Mutual Funds		**	593,103
	Morgan Stanley Inst Core Plus Fixed Inc Port Cl Inst		Mutual Funds		**	309,576
	Morgan Stanley Inst Fund Trust Mid Cap Gr Port Cl I		Mutual Funds		**	8,349,439
	Morgan Stanley Inst Fund, Inc. Emerging Mrkts Port Cl I		Mutual Funds		**	6,325,287
	Morgan Stanley Inst Fund, Inc. Growth Portfolio Class I		Mutual Funds		**	1,843,711
	Morgan Stanley Inst Fund, Inc. Intl Equity Portfolio Cl I		Mutual Funds		**	5,463,095
	Morgan Stanley Inst Fund, Inc. Small Co Port Cl I		Mutual Funds		**	3,501,030
	Morgan Stanley Inst Global Strategist Portfolio Cl Inst		Mutual Funds		**	1,155,925
	Mutual Global Discovery Fund Class Z		Mutual Funds		**	27,776,139
	Mutual Shares Fund Class Z		Mutual Funds		**	12,764,082
	Neuberger Berman Core Bond Fund Inst Class		Mutual Funds		**	60,284
	Neuberger Berman Focus Fund Inst Class		Mutual Funds		**	95,324
	Neuberger Berman Genesis Fund Inst Class		Mutual Funds		**	30,186,991
	Neuberger Berman Guardian Fund Inst Class		Mutual Funds		**	1,135,264
	Neuberger Berman High Income Bond Fund Inst Class		Mutual Funds		**	5,961,237
	Neuberger Berman International Equity Fund Inst Class		Mutual Funds		**	4,586,001
	Neuberger Berman Large Cap Value Fund Inst Class		Mutual Funds		**	2,754,380
	Neuberger Berman Mid Cap Growth Fund Inst Class		Mutual Funds		**	554,210
	Neuberger Berman Mid Cap Intrinsic Value Fund Inst Cl		Mutual Funds		**	157,469
	Neuberger Berman Socially Responsive Fund Inst Cl		Mutual Funds		**	1,837,550
	Oakmark Equity And Income Fund Class I		Mutual Funds		**	49,485,408
	Oakmark Fund Class I		Mutual Funds		**	37,864,032
	Oakmark Select Fund Class I		Mutual Funds		**	11,665,216
	PIMCO Global Bond (Unhedged) Fund Inst Class		Mutual Funds		**	4,829,651
	PIMCO High Yield Fund Inst Class		Mutual Funds		**	17,756,413
	PIMCO Long-Term U.S. Government Fund Inst Class		Mutual Funds		**	17,425,183
	PIMCO Low Duration Fund Inst Class		Mutual Funds		**	41,515,926
	PIMCO Real Return Fund Inst Class		Mutual Funds		**	18,429,830
	PIMCO Total Return Fund Inst Class		Mutual Funds		**	105,551,380
	Rainier Small/Mid Cap Equity Fund Inst Shares		Mutual Funds		**	3,108,305
	Rice Hall James Micro Cap Portfolio Inst Class		Mutual Funds		**	2,922,160
	Royce Low-Priced Stock Fund Inst Class		Mutual Funds		**	4,898,083
	Royce Opportunity Fund Inst Class		Mutual Funds		**	2,956,211
	Royce Total Return Fund Inst Class		Mutual Funds		**	859,838
	Royce Value Plus Fund Inst Class		Mutual Funds		**	4,909,298
	RS Partners Fund Class Y		Mutual Funds		**	4,024,751
	RS Small Cap Growth Fund Class Y		Mutual Funds		**	1,758,033
	RS Value Fund Class Y		Mutual Funds		**	1,301,720
	Select Air Transportation Portfolio		Mutual Funds		**	4,812,226
	Select Automotive Portfolio		Mutual Funds		**	6,033,262
	Select Banking Portfolio		Mutual Funds		**	4,352,290
	Select Biotechnology Portfolio		Mutual Funds		**	69,814,604
	Select Brokerage and Investment Management Port		Mutual Funds		**	3,002,710
	Select Chemicals Portfolio		Mutual Funds		**	22,712,618
	Select Communications Equipment Portfolio		Mutual Funds		**	699,121
	Select Computers Portfolio		Mutual Funds		**	1,873,579
	Select Construction and Housing Portfolio		Mutual Funds		**	7,399,884
	Select Consumer Discretionary Portfolio		Mutual Funds		**	1,568,309
	Select Consumer Finance Portfolio		Mutual Funds		**	2,749,700
	Select Consumer Staples Portfolio		Mutual Funds		**	10,414,608
	Select Defense and Aerospace Portfolio		Mutual Funds		**	9,362,787
	Select Electronics Portfolio		Mutual Funds		**	1,590,274
	Select Energy Portfolio		Mutual Funds		**	26,536,507
	Select Energy Service Portfolio		Mutual Funds		**	23,803,569
	Select Environment and Alternative Energy Portfolio		Mutual Funds		**	914,131
	Select Financial Services Portfolio		Mutual Funds		**	4,349,803
	Select Gold Portfolio		Mutual Funds		**	19,603,649
	Select Health Care Portfolio		Mutual Funds		**	28,163,617
	Select Industrial Equipment Portfolio		Mutual Funds		**	1,591,769
	Select Industrials Portfolio		Mutual Funds		**	8,802,812

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2013

(a)	(b)	(c)			(d)	(e)
		Description of Investment				
	Identity of Issuer, Borrower, Lessor, or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
	Select Insurance Portfolio		Mutual Funds		**	2,068,444
	Select IT Services Portfolio		Mutual Funds		**	11,444,842
	Select Leisure Portfolio		Mutual Funds		**	4,456,158
	Select Materials Portfolio		Mutual Funds		**	9,369,668
	Select Medical Delivery Portfolio		Mutual Funds		**	8,093,677
	Select Medical Equipment and Systems Portfolio		Mutual Funds		**	8,425,496
	Select Money Market Portfolio		Mutual Funds		**	41,090,089
	Select Multimedia Portfolio		Mutual Funds		**	10,106,346
	Select Natural Gas Portfolio		Mutual Funds		**	11,953,975
	Select Natural Resources Portfolio		Mutual Funds		**	11,415,727
	Select Pharmaceuticals Portfolio		Mutual Funds		**	12,931,350
	Select Retailing Portfolio		Mutual Funds		**	10,029,548
	Select Software and Computer Services Portfolio		Mutual Funds		**	9,211,299
	Select Technology Portfolio		Mutual Funds		**	9,339,672
	Select Telecommunications Portfolio		Mutual Funds		**	820,418
	Select Transportation Portfolio		Mutual Funds		**	5,813,345
	Select Utilities Portfolio		Mutual Funds		**	3,798,228
	Select Wireless Portfolio		Mutual Funds		**	3,212,216
*	Spartan® 500 Index Fund - Inst Class		Mutual Funds		**	43,974,096
*	Spartan® Emerging Markets Index Fund-Fidelity Adv Cl		Mutual Funds		**	498,688
*	Spartan® Extended Market Index Fund - Fidelity Adv Cl		Mutual Funds		**	15,416,900
*	Spartan® Global ex U.S. Index Fund - Fidelity Adv Cl		Mutual Funds		**	721,040
*	Spartan® Inflation-Prot Bond Index Fund-Fidelity Adv Cl		Mutual Funds		**	95,128
*	Spartan® Int Treasury Bond Index Fund-Fidelity Adv Cl		Mutual Funds		**	4,082,762
*	Spartan® International Index Fund - Inst Class		Mutual Funds		**	74,381,143
*	Spartan® LT Treasury Bond Index Fund-Fidelity Adv Cl		Mutual Funds		**	2,247,206
*	Spartan® Mid Cap Index Fund - Fidelity Adv Class		Mutual Funds		**	173,506
*	Spartan® Real Estate Index Fund - Fidelity Adv Class		Mutual Funds		**	265,847
*	Spartan® ST Treasury Bond Index Fund-Fidelity Adv Cl		Mutual Funds		**	1,185,808
*	Spartan® Small Cap Index Fund - Fidelity Adv Class		Mutual Funds		**	569,034
*	Spartan® Total Market Index Fund - Inst Class		Mutual Funds		**	20,957,198
*	Spartan® U.S. Bond Index Fund - Inst Class		Mutual Funds		**	28,296,923
*	Strategic Advisers Small-Mid Cap Multi-Manager Fund		Mutual Funds		**	40,495
*	Strategic Advisers® Core Income Multi-Manager Fund		Mutual Funds		**	103
*	Strategic Advisers® Core Multi-Manager Fund		Mutual Funds		**	1,685
*	Strategic Advisers® Emerging Markets Fund of Funds		Mutual Funds		**	27,146
*	Strategic Advisers® Growth Multi-Manager Fund		Mutual Funds		**	25,969
*	Strategic Advisers® Income Opport Fund of Funds		Mutual Funds		**	278,429
*	Strategic Advisers® International Multi-Manager Fund		Mutual Funds		**	20,233
*	Strategic Advisers® Value Multi-Manager Fund		Mutual Funds		**	4,011
	TCW Select Equities Fund Class I		Mutual Funds		**	2,587,242
	TCW Small Cap Growth Fund Class I		Mutual Funds		**	734,863
	Templeton Developing Markets Trust Class Advisor		Mutual Funds		**	5,475,760
	Templeton Foreign Fund Class Advisor		Mutual Funds		**	8,546,929
	Templeton Foreign Smaller Companies Fund Class Adv		Mutual Funds		**	2,860,590
	Templeton Global Bond Fund Advisor Class		Mutual Funds		**	86,776,636
	Templeton Growth Fund, Inc. Class Advisor		Mutual Funds		**	4,203,360
	Templeton World Fund Class Advisor		Mutual Funds		**	3,514,425
	Touchstone Sands Capital Select Growth Fund Class Y		Mutual Funds		**	9,337,171
	USAA Cornerstone Moderately Aggressive Fund		Mutual Funds		**	174,488
	USAA Emerging Markets Fund Inst Shares		Mutual Funds		**	2,959,847
	USAA Government Securities Fund		Mutual Funds		**	1,019,936
	USAA Growth Fund Inst Shares		Mutual Funds		**	854,055
	USAA Income Fund Inst Shares		Mutual Funds		**	8,849,962
	USAA Income Stock Fund Inst Shares		Mutual Funds		**	2,698,335
	USAA International Fund Inst Shares		Mutual Funds		**	8,490,964
	Virtus Mid-Cap Value Fund Class I		Mutual Funds		**	2,575,416
	Virtus Small-Cap Core Fund Class I		Mutual Funds		**	1,741,677
	Wells Fargo Adv C&B Mid Cap Value Fund Inst Class		Mutual Funds		**	950,415
	Wells Fargo Adv Common Stock Fund Inst Class		Mutual Funds		**	2,151,138
	Wells Fargo Adv Discovery Fund Inst Class		Mutual Funds		**	10,474,970
	Wells Fargo Adv Government Securities Fund Inst Cl		Mutual Funds		**	873,878
	Wells Fargo Adv Growth Fund Inst Class		Mutual Funds		**	68,622,575

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2013

(a)	(b)	(c)			(d)	(e)
		Description of Investment				
	Identity of Issuer, Borrower, Lessor, or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
	Wells Fargo Adv Large Cap Growth Fund Inst Class		Mutual Funds		**	4,494,299
	Wells Fargo Adv Opportunity Fund Inst Class		Mutual Funds		**	2,586,938
	Wells Fargo Adv Short-Term Bond Fund Inst Class		Mutual Funds		**	3,965,639
	Wells Fargo Adv Small Cap Value Fund Inst Class		Mutual Funds		**	4,948,051
	Wells Fargo Adv Small Company Value Fund Inst Class		Mutual Funds		**	424,211
	Wells Fargo Adv Special Mid Cap Value Fund Inst Cl		Mutual Funds		**	2,307,675
	Wells Fargo Adv Ultra Short Income Fund Inst Class		Mutual Funds		**	3,863,714
	Western Asset Core Bond Fund Class IS		Mutual Funds		**	4,634,248
	Western Asset Core Plus Bond Fund Class IS		Mutual Funds		**	9,849,702
	BrokerageLink		Various Investment Options		**	236,695,487
						10,044,686,552
*	**Participant Loans**		Loan	3.25% - 10.5%		144,013,614
	TOTAL					**10,188,700,166**

* Party-in-interest

** Cost information is not required for participant-directed accounts and, therefore, is not presented.

EXHIBIT 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-1711206) of Royal Dutch Shell plc of our report dated June 18, 2014 relating to the financial statements of Shell Provident Fund, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Houston, Texas
June 18, 2014